                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                            LG.Philips LCD Co., Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  COMMON STOCK, PAR VALUE (WON)5,000 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    50186V102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Annual Reporting Requirement
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)

         [ ]     Rule 13d-1(c)

         [x]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.        50186V102
--------------------------------------------------------------------------------
     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Koninklijke Philips Electronics N.V.
--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) X

         (b) NOT APPLICABLE
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization     The Netherlands
--------------------------------------------------------------------------------
   Number of           5.   Sole Voting Power          0
    Shares           -----------------------------------------------------------
 Beneficially          6.   Shared Voting Power        253,250,000(1)
Owned by Each        -----------------------------------------------------------
  Reporting            7.   Sole Dispositive Power     117,625,000
 Person With         -----------------------------------------------------------
                       8.   Shared Dispositive Power   0
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        117,625,000 (does not
                                                        include Common Stock
                                                        beneficially owned by LG
                                                        Electronics Inc.)
--------------------------------------------------------------------------------
     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)    X
--------------------------------------------------------------------------------
     11. Percent of Class Represented by Amount in Row (9)
                                      32.9% (does not include Common Stock
                                      beneficially owned by LG Electronics Inc.)
--------------------------------------------------------------------------------
     12. Type of Reporting Person (See Instructions)   HC
--------------------------------------------------------------------------------
---------
(1) This total represents the aggregate amount of Common Stock owned by the group formed by Koninklijke Philips Electronics N.V. and LG Electronics Inc. Koninklijke Philips Electronics N.V. owns 117,625,000, or 32.9%, of the class, and pursuant to Rule 13d-4 it disclaims beneficial ownership of the Common Stock held by LG Electronics Inc.

CUSIP NO.        50186V102
--------------------------------------------------------------------------------
     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         LG Electronics Inc.
--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) X

         (b) NOT APPLICABLE
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization     The Republic of Korea
--------------------------------------------------------------------------------
   Number of           5.   Sole Voting Power         0
    Shares           -----------------------------------------------------------
 Beneficially          6.   Shared Voting Power       253,250,000(2)
Owned by Each        -----------------------------------------------------------
  Reporting            7.   Sole Dispositive Power    135,625,000
 Person With         -----------------------------------------------------------
                       8.   Shared Dispositive Power  0
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        135,625,000 (does not
                                                        include Common Stock
                                                        beneficially owned by
                                                        Koninklijke Philips
                                                        Electronics N.V.)
--------------------------------------------------------------------------------
     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares    X
         (See Instructions)
--------------------------------------------------------------------------------
     11. Percent of Class Represented by Amount in Row (9)
                                      37.9% (does not include Common Stock
                                      beneficially owned by Koninklijke Philips
                                      Electronics N.V.)
--------------------------------------------------------------------------------
     12. Type of Reporting Person (See Instructions)   HC
--------------------------------------------------------------------------------
-----------
(2) This total represents the aggregate amount of Common Stock owned by the group formed by Koninklijke Philips Electronics N.V. and LG Electronics Inc. LG Electronics Inc. owns 135,625,000, or 37.9%, of the class, and pursuant to Rule 13d-4 it disclaims beneficial ownership of the Common Stock held by Koninklijke Philips Electronics N.V.

         This Amendment No.1 to Schedule 13G amends and restates in its entirety
Item 4 of the Schedule 13G of Koninklijke Philips Electronics N.V., a Netherlands corporation ("Philips"), and LG Electronics Inc., a Korean corporation ("LG Electronics"), dated February 11, 2005 (together with this Amendment No. 1, the "Schedule 13G"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13G as first filed on February 11, 2005.


ITEM 4.  OWNERSHIP

          (a)  Amount beneficially owned: 117,625,000 by Philips
                                          135,625,000 by LG Electronics

          (b)  Percent of class: 32.9% by Philips
                                 37.9% by LG Electronics

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote: 0

               (ii)  Shared power to vote or to direct the vote: 253,250,000(3)

               (iii) Sole power to dispose or to direct the disposition of:
                     117,625,000 by Philips
                     135,625,000 by LG Electronics

               (iv)  Shared power to dispose or to direct the disposition of: 0


----------
(3) This total represents the aggregate amount of Common Stock owned by the group formed by Philips and LG Electronics. Philips owns 117,625,000, or 32.9%, of the class, and pursuant to Rule 13d-4 it disclaims beneficial ownership of the Common Stock held by LG Electronics. LG Electronics owns 135,625,000, or 37.9%, of the class, and pursuant to Rule 13d-4 it disclaims beneficial ownership of the Common Stock held by Philips.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2006                 KONINKLIJKE PHILIPS ELECTRONICS N.V.,
                                         a Netherlands corporation


                                         By: /s/ A. Westerlaken
                                            ------------------------------------
                                         Name:  A. Westerlaken
                                         Title: General Secretary and
                                                Senior Vice President


                                         LG ELECTRONICS INC.,
                                         a Korean corporation


                                         By: /s/ S.H. Koo
                                            ------------------------------------
                                         Name:  S.H. Koo
                                         Title: Vice President &
                                                Corporate Treasurer